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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    Frantz                           William             T.
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   (Last)                           (First)             (Middle)

                                 P.O. Box 3965
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                                    (Street)

    Bellevue                         Washington           98009
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Tera Computer Company (TERA)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year


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5. If Amendment, Date of Original (Month/Year)

   6/97
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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          6/16/97        X               182,815     A      $4.00    1,604,663      D
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Common Stock                          6/30/97        J/1             163,299     A      $5.50/1  1,604,663      D
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/1  These shares were issued to the Reporting Person by the Issuer in consideration of and as adjustment to the shares issued upon exercise of certain warrants in December and February 1997.  The closing price of one share of Common Stock on the
    Nasdaq SmallCap Market on the date of issuace was $5.50.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                                                         ative     Deriv-   11.
                    sion                       Number of                                                  Secur-    ative    Nature
                    or                         Derivative    6.                7.                8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Title and Amount  Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   of Underlying     of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   Securities        Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)  (Instr. 3 and 4)  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------  ----------------  Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4, and 5)     Date     Expira-         Amount or  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion            Number of  (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)  (D)     cisable  Date     Title  Shares      5)       4)        4)       4)
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
Common Stock        $5.00    6/16/97  X              146,252  Immed.  6/25/97  Common  182,815    n/a      0         D
Purchase Warrants                                                              Stock
(Right to Buy)
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====================================================================================================================================

Explanation of Responses:




              WILLIAM T. FRANTZ                                 03/09/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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